UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-15888

(Check One): ☒ Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K

☐ Form 10-QSB   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2005

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____

PART I
REGISTRANT INFORMATION

Full Name of Registrant: IGENE BIOTECHNOLOGY, INC.

Former Name if Applicable: NA

Address of Principal Executive Office: 9110 RED BRANCH ROAD

City, State and Zip Code: COLUMBIA, MARYLAND 21045-2024

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is needed for the Registrant to have its audit completed and file its Annual Report on Form 10-KSB for the year ended December 31, 2005. Berenson LLP, its independent registered public accounting firm, is awaiting certain financial information and related documentation from the Registrant but primarily the joint venture in which the Registrant is a 50% participant together with Tate & Lyle PLC ("Tate & Lyle"). The joint venture produces Aquasta™ for the aquaculture industry at Tate & Lyle's Selby, England facility. Due to the multiple and geographic locations of the accounting records for the joint venture, this information gathering process is made more difficult. A statement signed by Berenson LLP stating the reasons why it is unable to furnish the required certification at this time is attached as an exhibit and incorporated by reference.

Based upon its current schedule, the Registrant anticipates that it will be in a position to file its Form 10-KSB by the 15th calendar day following the prescribed due date of the Form 10-KSB.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Edward J. Weisberger (410) 997-2599
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IGENE BIOTECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2006   By:/s/ EDWARD J. WEISBERGER
EDWARD J. WEISBERGER
Chief Financial Officer

EXHIBIT INDEX

Exhibit 99 – Auditor's Statement

Exhibit 99

Auditor's Statement

Igene Biotechnology, Inc.
9110 Red Branch Road
Columbia, Maryland 21045

Gentlemen:

In connection with the filing of the Form 10-KSB for the fiscal year ended December 31, 2005, please be advised that we are unable to render our opinion on the financial statements by the due date of March 31, 2006. We are awaiting information necessary to complete the audit from Igene Biotechnology, Inc. but primarily its joint venture with Tate & Lyle Fermentation Products LTD.

Berenson LLP